Exhibit 21.1

Subsidiaries of Registrant

Name	State of Organization
Intersections Holdings Inc.	Delaware
IISI Insurance Services Inc.	Illinois
i4c Innovations LLC	Delaware
Intersections Enterprises Inc.	Delaware